# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IRulya Therapeutics Inc., CIK 0001662774
CUSIP: 22053A305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 273, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 10/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001932516

## Reporting persons
- Foresite Capital Fund VI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 489,029; shared voting power 0; sole dispositive power 489,029; shared dispositive power 0; aggregate amount beneficially owned 489,029 (4.5% of the class)
  Comment: Note to Row 5: 489,029 shares*, except that Foresite Capital Management VI, LLC ("FCM VI"), the general partner of Foresite Capital Fund VI LP ("FCF VI"), may be deemed to have sole power to vote these shares, and James B. Tananbaum ("Tananbaum"), the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 489,029* shares, except that FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 10,841,470 shares of Common Stock outstanding of IRulya Therapeutics Inc. (the "Issuer") as of October 9, 2026, as set forth in the Issuer's press release on October 9, 2026.
  
  *Represents shares of Series C Preferred Stock owned by FCF VI on an as-converted basis.
- Foresite Capital Management VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 489,029; shared voting power 0; sole dispositive power 489,029; shared dispositive power 0; aggregate amount beneficially owned 489,029 (4.5% of the class)
  Comment: Note to Row 5: 489,029 shares*, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 489,029 shares*, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 10,841,470 shares of Common Stock outstanding of the Issuer as of October 9, 2026, as set forth in the Issuer's press release on October 9, 2026.
  
  *Represents shares of Series C Preferred Stock owned by FCF VI on an as-converted basis.
- Foresite Public & Crossover Opportunities Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 163,010; shared voting power 0; sole dispositive power 163,010; shared dispositive power 0; aggregate amount beneficially owned 163,010 (1.5% of the class)
  Comment: Note to Row 5: 163,010 shares*, except that Foresite Public & Crossover Opportunities Management I, LLC ("FPCOM"), the general partner of Foresite Public & Crossover Opportunities Fund I, L.P. ("FPCOF"), may be deemed to have sole power to vote these shares, and James B. Tananbaum ("Tananbaum"), the managing member of FPCOM, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 163,010 shares*, except that FPCOM, the general partner of FPCOF, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FPCOM, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 10,841,470 shares of Common Stock outstanding of the Issuer as of October 9, 2026, as set forth in the Issuer's press release on October 9, 2026.
  
  *Represents shares of Series C Preferred Stock owned by FPCOF on an as-converted basis.
- Foresite Public & Crossover Opportunities Management I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 163,010; shared voting power 0; sole dispositive power 163,010; shared dispositive power 0; aggregate amount beneficially owned 163,010 (1.5% of the class)
  Comment: Note to Row 5: 163,010 shares*, all of which are directly owned by FPCOF. FPCOM, the general partner of FPCOF, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FPCOM, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 163,010 shares*, all of which are directly owned by FPCOF. FPCOM, the general partner of FPCOF, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FPCOM, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 10,841,470 shares of Common Stock outstanding of the Issuer as of October 9, 2026, as set forth in the Issuer's press release on October 9, 2026.
  
  *Represents shares of Series C Preferred Stock owned by FPCOF on an as-converted basis.
- James B. Tananbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 652,039; shared voting power 0; sole dispositive power 652,039; shared dispositive power 0; aggregate amount beneficially owned 652,039 (6% of the class)
  Comment: Note to Row 5: 652,039 shares*, of which 489,029 shares are directly owned by FCF VI and 163,010 shares are directly owned by FPCOF. Tananbaum is the managing member of FCM VI, which is the general partner of FCF VI, and the managing member of FPCOM, which is the general partner of FPCOF. Tananbaum may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 652,039 shares*, of which 489,029 shares are directly owned by FCF VI and 163,010 shares are directly owned by FPCOF. Tananbaum is the managing member of FCM VI, which is the general partner of FCF VI, and the managing member of FPCOM, which is the general partner of FPCOF. Tananbaum may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 10,841,470 shares of Common Stock outstanding of the Issuer as of October 9, 2026, as set forth in the Issuer's press release on October 9, 2026.
  
  *Represents shares of Series C Preferred Stock owned by FCF VI and FPCOF on an as-converted basis.

## Item 1. Issuer
Name of issuer: IRulya Therapeutics Inc.
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 273, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This Schedule is filed by FCF VI, FCM VI, FPCOF, FPCOM and Tananbaum. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Foresite Capital Management
9200 Sunset Boulevard, Suite PH1
West Hollywood, CA, 90069
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of FCF VI, the limited liability company agreement of FCM VI, the limited partnership agreement of FPCOF, and the limited liability company agreement of FPCOM, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: October 14, 2026

FORESITE CAPITAL FUND VI LP

By: FORESITE CAPITAL MANAGEMENT VI, LLC
Its: General Partner

By: /s/ James B. Tananbaum
Name: James B. Tananbaum
Title: Managing Member

FORESITE CAPITAL MANAGEMENT VI, LLC

By: /s/ James B. Tananbaum
Name: James B. Tananbaum
Title: Managing Member

FORESITE PUBLIC & CROSSOVER OPPORTUNITIES FUND I, L.P.

By: FORESITE PUBLIC & CROSSOVER OPPORTUNITIES MANAGEMENT I, LLC
Its: General Partner

By: /s/ James B. Tananbaum
Name: James B. Tananbaum
Title: Managing Member

FORESITE PUBLIC & CROSSOVER OPPORTUNITIES MANAGEMENT I, LLC

By: /s/ James B. Tananbaum
Name: James B. Tananbaum
Title: Managing Member

JAMES B. TANANBAUM
By: /s/ James B. Tananbaum

## Signatures
- Foresite Capital Fund VI LP: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member of the General Partner (10/14/2026)
- Foresite Capital Management VI, LLC: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member (10/14/2026)
- Foresite Public & Crossover Opportunities Fund I, L.P.: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member of the General Partner (10/14/2026)
- Foresite Public & Crossover Opportunities Management I, LLC: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member (10/14/2026)
- James B. Tananbaum: /s/ James B. Tananbaum, James B. Tananbaum (10/14/2026)